UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                    SCHEDULE 13G/A
                                    --------------

                       Under the Securities Exchange Act of 1934

                                  (Amendment No. One)

                             CHART HOUSE ENTERPRISES, INC.
                                    (Name of Issuer)

                                      COMMON STOCK
                             (Title of Class of Securities)

                                       160902102
                                     (CUSIP Number)



            Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            THIS SCHEDULE 13G/A IS BEING FILED WITH THE SECURITIES AND EXCHANGE COMMISSION TO INCLUDE THE CORRECT DATE AS WELL AS A CONFORMING SIGNATURE ON THE SIGNATURE PAGE OF THE SCHEDULE 13G FILING TO WHICH THIS AMENDMENT RELATES.









            SEC 1745 (2/92)




                                       SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated: February 14, 1995

                                     HUGHES INVESTMENT MANAGEMENT COMPANY
                                     on behalf of the Master Trust for the
                                     Hughes Aircraft Retirement Plans<F1>



                                     By       /s/ John F. Cooke
                                        ----------------------------------
                                                  John F. Cooke
                                                  Its President


























            [FN]
            <F1> Pursuant to the Joint Filing Agreement by and between
                 Hughes Investment Management Company and Hughes Aircraft Company dated as of February 9, 1994 which is currently on file with the Commission, this Schedule 13G is being filed on behalf of each of the parties to such Joint Filing Agreement.



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